UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-35746

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

REQUIRED INFORMATION

a)	Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 2.

b)	Exhibit Index:

23.1 The consent of BDO USA, LLP, independent registered public accounting firm

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule For the Years Ended December 31, 2017 and 2016 With Report of Independent Registered Public Accounting Firm

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Bryn Mawr Bank Corporation 401(k) Plan

Bryn Mawr, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2014.

Philadelphia, Pennsylvania

June 28, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets:

Investments, at fair value:
Money market funds	$2,632,286	$4,149,663
Company stock	7,488,287	7,427,826
Mutual funds	58,038,353	46,575,533
Total investments at fair value	68,158,926	58,153,022
Receivables:
Contributions receivable – Employer	352,595	4,030
Notes receivables from participants	830,946	834,368
Total receivables	1,183,541	838,398
Net assets available for benefits	$69,342,467	$58,991,420

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years ended December 31,
	2017	2016

Investment income:
Dividends	$1,591,251	$1,358,820
Net appreciation in the fair value of investments	7,248,665	5,255,187
Total investment income	8,839,916	6,614,007

Interest income on notes recievables from participants	30,933	35,436

Contributions:
Employee	3,525,634	3,227,749
Employer, net	1,630,356	1,098,259
Rollovers	2,522,266	914,474
Total contributions	7,678,256	5,240,482

Total additions	16,549,105	11,889,925

Deductions:
Benefits paid to participants	6,071,345	6,808,559
Administrative expenses	126,713	95,538
Total deductions	6,198,058	6,904,097
Net increase in net assets available for benefits	10,351,047	4,985,828

Net assets available for benefits:
Beginning of year	58,991,420	54,005,592
End of year	$69,342,467	$58,991,420

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan transferred servicing from TransAmerica Retirement Solutions, LLC to Fidelity Management Trust Company. The Fidelity Volume Submitter Plan was adopted and conversion of the Plan was completed effective April 1, 2017.

(b)	Eligibility

All employees of the Company are eligible to make salary deferral contributions into the plan upon their date of hire.

Employees are eligible to receive employer contributions, effective January 1, April 1, July 1, or October 1, following the completion of six months of employment with at least 500 hours of service during a six-month period. Previous to April 1, 2017, employees were required to have at least 83.3 hours of service during each month of the six-month service period. Effective April 1, 2017, the monthly service requirement was removed from the Plan’s provisions.

(c)	Contributions

Employees can elect salary deferral through payroll deduction on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. Such contributions are processed with each payroll and are matched with each payroll dollar for dollar by the Company up to a maximum of 3% of the participant’s annual salary eligible for matching contributions, as defined in the Plan document. Rollover contributions from other qualified plans are permitted. In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Company’s profitability. Eligible participants received 3% of gross compensation, as defined by the Plan document, allocated as a discretionary contribution, during 2017 and 2016 on a quarterly basis. Discretionary contributions for 2017 totaled $1,369,747.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer contributions, employee salary deferrals and rollover contributions are allocated among the investment options based upon the participant’s investment election.

Participants may elect to automatically increase his or her contribution rate annually, effective the first day of the month chosen up to a maximum of 90% of compensation.

Employer contributions receivable consist of employer matching contributions, profit-sharing contributions, as well as an employer match true-up component. At year-end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contribution in the subsequent year. True-up contributions were $10,420 and $15,653 for 2017 and 2016, respectively.

(d)	Payment of Benefits

Upon termination due to death, disability, or retirement, as defined by the Plan Document, or upon request for an in-service or hardship distribution, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(e)	Vesting

Participants are immediately vested in all employee deferrals.

The vesting schedule for employer contributions (match and discretionary) for employees hired after January 1, 2015 is as follows:

Years of Vesting Service	% Vested
1 but less than 2	33.33%
2 but less than 3	66.66%
3 or more	100.00%

(f)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, Company matching contributions, and the Company discretionary contributions. Additionally, all participant’s accounts are allocated Plan earnings (losses), and a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 5 years or up to 10 years for a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to ½ % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 3.25% to 4.75%.

(h)	Withdrawals

Participant contributions and accumulated earnings (losses) thereon are restricted as to withdrawal except in hardship cases as defined by the Internal Revenue Code (“IRC”) or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59 1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Administrative Expenses

Costs and expenses, including record keeping, legal and accounting fees, incurred in regard to the administration of the Plan are paid by the Plan. Participant loan and express mail service fees, as requested by participants for distribution processing, are paid from the individual participant’s account.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Purchases and sales of investments are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to the allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred to the individual participant account. A provision for doubtful accounts has not been recorded as of December 31, 2017 or 2016. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(g)	Subsequent events

The Company and Plan have evaluated subsequent events for potential recognition and for disclosure through the date these financial statements were available to be issued.

(3)	Fair Value Measurement

When determining the fair value measurement, under ASC 820, Fair Value Measurement, for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

The following is a description of the valuation methodologies used in investments measured at fair value. There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2017 and 2016.

•

Effective April 1, 2017, Bryn Mawr Bank Corporation common stock fund was transferred to real-time stock, traded on the open market. Prior to April 1, 2017, Bryn Mawr Bank Corporation common stock fund was an employer stock unitized fund consisting of both Bryn Mawr Bank Corporation common stock and a short-term cash component that provided liquidity for daily trading. Bryn Mawr Bank Corporation common stock is valued at the quoted market price from a national securities exchange and the short-term investments are valued at cost, which approximates fair value.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of shares held by the Plan.

•	Money Market Funds are valued at carrying value, which approximates fair value.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,632,286	—	—	$2,632,286
Common stock fund	7,488,287	—	—	7,488,287
Mutual Funds	58,038,353	—	—	58,038,353
Total investments	$68,158,926	—	—	$68,158,926

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$4,149,663	—	—	$4,149,663
Common stock fund	7,427,826	—	—	7,427,826
Mutual Funds	46,575,533	—	—	46,575,533
Total investments	$58,153,022	—	—	$58,153,022

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock fund and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(4)	Transfer from another Plan

The remaining plan assets from the termination of the Bryn Mawr Bank Corporation Pension Plan (the “Pension Plan”) totaling $2,311,108 were remitted to the Plan in December 2015. The Plan is considered the qualified replacement plan. The transfer of plan assets from the Pension Plan were credited to a suspense account (the

“Suspense Account’) within the Plan. The suspense account will be used to reduce employer contributions and will be allocated to participants as discretionary contributions no less rapidly over a 7 plan-year period in accordance with the IRC.

During 2016, the Plan received $56,453 from a remaining Pension Plan investment (“the Investment Fund”), which was remitted to the Plan after the Investment Fund had received its annual audit. $56,453 was credited to the Suspense Account. The balance of the Suspense Account was $314,460 and $1,506,381 at December 31, 2017 and 2016, respectively.

Allocations from the Suspense Account to participant accounts to fund quarterly discretionary contributions totaled $1,191,921 and $861,180 during 2017 and 2016, respectively.

(5)	Rollover Contributions

On May 24, 2017, the Company acquired Harry R. Hirshorn & Co., Inc. ("The Hirshorn Company”). An amendment to terminate The Hirshorn Company Employee Capital Accumulation Plan was approved, effective May 23, 2017, by The Hirshorn Company, prior to acquisition.

On December 15, 2017, the Company acquired Royal Bancshares of Pennsylvania, Inc. The Board of Directors of Royal Bancshares of Pennsylvania, Inc. approved an amendment to terminate the Royal Bancshares of Pennsylvania, Inc, 401(k) Plan effective December 14, 2017, prior to acquisition.

All participants of The Hirshorn Company Employee Capital Accumulation Plan and the Royal Bancshares of Pennsylvania, Inc. 401(k) Plan became 100 percent vested upon termination of the respective plans and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, or to receive a lump sum distribution.

An aggregate of $2,522,266 was rolled into the Plan during the year ended December 31, 2017, and is included in the Rollovers line item on the Statements of Changes in Net Assets Available for Benefits. The aggregate rollovers include $2,024,502 from acquisitions and $497,764 from new and existing participants.

(6)	Forfeitures

The non-vested account balance of a participant who terminates his or her employment, for reasons other than death, disability or retirement prior to normal retirement date, shall be forfeited.  Forfeitures are used to reduce employer contributions and Plan administrative fees. During 2017 and 2016, forfeitures totaling $36,215 and $1,181, respectively, were utilized to reduce employer contributions and Plan administrative fees. Forfeiture balances were $684 and $25,095 at December 31, 2017 and 2016, respectively.

(7)	Income Tax Status

Effective April 1, 2017, the Plan is based on the Volume Submitter Profit Sharing Plan with CODA (the “Volume Submitter Plan) by Fidelity Management Trust Company. The Internal Revenue Service (“IRS”) has determined and informed Fidelity Management Trust Company by an opinion letter dated March 31, 2014, that the Volume Submitter Plan is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).

BRYN MAWR BANK CORPORATION 401(K) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Prior to April 1, 2017, the Plan had received a letter dated December 11, 2013 from the IRS stating that the Plan and related trust were designed in accordance with the applicable sections of the IRC.

The Plan administrator has analyzed the tax positions taken by the Plan in accordance with US GAAP, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

(9)	Related-Party Transactions and Party-In-Interest Transactions

The Plan invests in common stock of the Corporation. Investments in the Corporation’s common stock qualify as related party and party-in-interest transactions however, they are exempt from the prohibited transaction rules of ERISA. Effective April 1, 2017, Fidelity Management Trust Company is custodian, recordkeeper and trustee of the Plan. Prior to April 1, 2017 State Street was the custodian of the employer stock unitized fund and Transamerica provided recordkeeping services for the Plan. Notes receivable from participants also qualify as party-in-interest transactions.

(10)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan EIN - 23-2434506
Plan No.- 002	Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2017

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	FID GOVT MMKT	Money Market Fund	**	$4
	FED UST CASH RSV IS	Money Market Fund	**	2,632,282
*	BRYN MAWR BANK CORPORATION	Common Stock	**	7,488,287
	CBA LG CAP GR I	Registered Investment Company	**	2,228,978
	DFA EMERGING MKTS I	Registered Investment Company	**	1,564,523
	DODGE & COX INTL STK	Registered Investment Company	**	3,559,260
	FID LOW PRICED STK K	Registered Investment Company	**	2,222,241
	INVS GLB REAL EST R6	Registered Investment Company	**	189,540
	PIF DVRSD RL AST R6	Registered Investment Company	**	122,050
	PIF HIGH YLD INST	Registered Investment Company	**	509,381
	TMPL GLOBAL BOND R6	Registered Investment Company	**	636,846
	VANG EQUITY INC ADM	Registered Investment Company	**	4,498,606
	VANG INFL PROT ADM	Registered Investment Company	**	365,694
	VANG INTM INV GR ADM	Registered Investment Company	**	2,631,254
	VANG MIDCAP IDX ADM	Registered Investment Company	**	2,471,594
	VANG SM CAP IDX ADM	Registered Investment Company	**	3,281,357
	VANG ST INV GR ADM	Registered Investment Company	**	995,648
	VANG TARGET RET 2015	Registered Investment Company	**	175,092
	VANG TARGET RET 2020	Registered Investment Company	**	6,018,455
	VANG TARGET RET 2025	Registered Investment Company	**	1,350,013
	VANG TARGET RET 2030	Registered Investment Company	**	6,443,072
	VANG TARGET RET 2035	Registered Investment Company	**	863,448
	VANG TARGET RET 2040	Registered Investment Company	**	3,104,195
	VANG TARGET RET 2045	Registered Investment Company	**	729,201
	VANG TARGET RET 2050	Registered Investment Company	**	446,096
	VANG TARGET RET 2055	Registered Investment Company	**	231,796
	VANG TARGET RET 2060	Registered Investment Company	**	262,708
	VANG TARGET RET 2065	Registered Investment Company	**	240
	VANG TARGET RET INC	Registered Investment Company	**	856,896
	VANG TOT INTL STK AD	Registered Investment Company	**	978,480
	VANG TOT STK MKT ADM	Registered Investment Company	**	11,301,689
	Subtotal of Registered Investment Company			58,038,353
	Subtotal of Investments at Fair Value			68,158,926
	Notes receivable from participants	Interest rate of 3.25% - 4.75%		830,946
				$68,989,872

*	Party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 28, 2018	By:	/s/ Francis J. Leto
Francis J. Leto, Director Wealth Committee